Exhibit 99.1

MAVERIX PROVIDES 2022 OUTLOOK AND SELECTED ASSET UPDATES

All amounts are in U.S. dollars unless otherwise indicated.

February 28, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce that in 2022, the Company expects 32,000 to 35,000 attributable gold equivalent ounces1 (“GEOs”) at a 90% gross cash margin, with approximately 99% of expected revenue derived from gold and silver.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix looks forward to further growth in 2022 driven by the acquisitions we completed in the second half of 2021. We are also excited about the organic growth within our portfolio from our 2% royalty interest at the newly commissioned Camino Rojo mine and the recent announcement by Centerra Gold of its acquisition of the Goldfield project where Maverix owns a 5% royalty on the Gemfield deposit. Our team also continues to focus on pursuing new opportunities to grow our portfolio and increase shareholder value.”

Asset Updates

Camino Rojo (2% NSR)

On February 16, 2022, Orla Mining Ltd. (“Orla”) provided an operational update for its Camino Rojo mine. Commissioning activities at Camino Rojo are substantially complete and the first gold pour was achieved on December 13, 2021. The mining and processing throughput rates and availabilities are in line with the ramp up plan and Orla is targeting declaration of commercial production in the first quarter of 2022. Camino Rojo’s oxide mine is expected to produce an average of 120,000 ounces of gold per year over the first five years of operation.

For more information, please refer to orlamining.com and see the news release dated February 16, 2022.

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel Royalty)

On February 14, 2022, Karora Resources Inc. (“Karora”) announced that the development of the second decline at Beta Hunt is underway and ahead of schedule. The addition of the second decline is the key driver for Karora’s plan to double the production capacity of the mine by the end of 2024.

Karora continues to generate positive results from ongoing exploration highlighting the significant upside potential at Beta Hunt. On January 24, 2022, Karora announced that recent drilling results have materially extended the strike length of gold mineralization at the Fletcher Zone to over 500 metres and the mineralization strike length at Gamma Block to over 200 metres. In 2022, Karora plans to drill 43,000 metres to test more of the eight kilometre strike of the gold and nickel mineralized system. Drilling will target extensions to the Western Flanks and A Zone mineral resources, Larkin, the new Fletcher Shear Zone and follow up on the significant gold intersections in the underexplored shear zones south of the Alpha Island and Gamma faults.

Karora also stated that nickel is becoming increasingly important to the company and provided maiden production guidance of 450 to 550 tonnes of nickel for 2022. Production in 2022 will be sourced from remnant nickel resource areas and does not include any nickel production from the newly discovered 50C/Gamma Zone. Karora is committed to developing its nickel potential and has committed 16,000 metres to test and upgrade nickel targets in 2022. Exploration drilling will also be following up on the recent nickel discovery towards the southern end of the mine, aimed at extending the 50C Nickel Trough in the Gamma Block as well as testing for new parallel nickel troughs in the Beta Block.

For more information, please refer to karoraresources.com and see the news releases dated January 24, 2022, and February 14, 2022.

Gemfield (5% NSR)

On February 22, 2022, Centerra Gold Inc. (“Centerra”) announced it had entered into a definitive agreement to acquire the Goldfield District project (“Goldfield”) for $206.5 million. Goldfield is a conventional open-pit, heap leach project located in Esmeralda County, Nevada. Goldfield is comprised of three known deposits including the Gemfield, Goldfield Main, and McMahon deposits. The Gemfield deposit is fully permitted and shovel ready and was identified by Centerra as the first pit for potential development. In 2019, Waterton Global Resource Management, Inc. (“Waterton”), announced it was completing a feasibility study for the project with project average annual production in excess of 125,000 ounces of gold. Centerra expects to release an updated resource estimate in the first half of 2023 and an updated feasibility study thereafter.

For more information, please refer to centerragold.com and see the news release dated February 22, 2022.

Koné (2% NSR)

On February 14, 2022, Montage Gold Corp. (“Montage”) announced the results of a definitive feasibility study (“DFS”) for the Koné gold project in Côte d’Ivoire including an after-tax net present value (“NPV”) of $746 million and an internal rate of return (“IRR”) of 35% at a $1,600 per ounce gold price. The DFS outlined a 14.8 year mine life with average annual gold production of 257,000 ounces in the first nine years and an average of 207,000 ounces over its mine life. The permitting process at Koné is well underway with all requisite approvals expected in the third quarter of 2022 and the project financing process is expected to commence soon.

For more information, please refer to montagegoldcorp.com and see the news release dated February 14, 2022.

Cerro Blanco (1% NSR)

On February 22, 2022, Bluestone Resources Inc. (“Bluestone”) announced the results of a feasibility study on its flagship Cerro Blanco project in Guatemala. The feasibility study outlined a robust, high-grade operation with average annual production of 241,000 ounces of gold over the first 10 years of operation and an initial mine life of 14 years with additional opportunities to extend the mine life given the extensive exploration potential of the land package. Bluestone recently submitted the environmental permit amendment application for the change in mining method, and based on current estimates Bluestone believes it will be possible to receive approval of the permit amendment in Q3 2022, followed by a construction license and a forestry license.

For more information, please refer to bluestoneresources.ca and see the news release dated February 22, 2022.

South Railroad (2% NSR)

On February 23, 2022, Gold Standard Ventures Corp. (“Gold Standard”) announced the results of a robust feasibility study on its South Railroad project in Elko, Nevada. The feasibility study outlines a 10.5 year mine life with average gold production of 124,000 ounces per year.2 Gold Standard intends to launch the construction financing process this quarter and anticipates concluding it before the end of the year. Construction of the South Railroad project could commence as early as the second quarter of 2023, with first gold production in the third quarter of 2024.

For more information, please refer to goldstandardv.com and see the news release dated February 23, 2022.

DeLamar (2.5% NSR)

On February 9, 2022, Integra Resources Corp. (“Integra”) announced the completion of a pre-feasibility study (“PFS”) on the DeLamar project in Idaho. The PFS outlined a two-stage project with a larger scale open pit mining scenario that combines heap leaching and milling to achieve an average production level of 163,000 GEOs per annum for the first 8 years and a mine life of 16 years.

For more information, please refer to integraresources.com and see the news release dated February 9, 2022.

Silvertip (2.5% NSR)

On February 16, 2022, Coeur Mining Inc. (“Coeur”) announced that work has commenced to assess the economics of a potential larger expansion and restart of the high-grade Silvertip property in British Columbia. The review is evaluating the potential to target a higher throughput to take advantage of the significant resource growth and on a timetable that would sequence an expansion and restart following completion and commissioning of the Rochester expansion. Results from this ongoing work are expected by the end of the year.

Coeur continues to generate positive results from ongoing exploration as highlighted by the silver, zinc and lead measured and indicated resources increasing year-over-year by approximately 51%, 33% and 44%, respectively. Silver, zinc and lead inferred resources also grew by 48%, 37% and 40%, respectively, during the same period. A total of approximately 102,275 metres were drilled in 2021 and up to seven core drill rigs were active during the fourth quarter (five on surface and two underground) focused on expansion drilling at southern portions and deeper extensions of the Southern Silver, Discovery South and Camp Creek zones. In 2022, Coeur plans to continue the resource growth program and follow up drilling activity on the newly discovered zones. Additionally, ongoing metallurgical test work is continuing to validate Coeur’s assumptions on potential recovery rates and concentrate qualities.

For more information, please refer to coeur.com and see the news release dated February 16, 2022.

Hope Bay (1% NSR)

On February 23, 2022, Agnico Eagle Mines Limited (“Agnico Eagle”) announced that production at the Hope Bay mine in Nunavut would remain paused in 2022 and 2023 while they focus on exploration activities to develop an optimal production strategy around the geologic potential of the land package. Internal evaluations are underway regarding the potential to operate a 4,000 tonne per day mine that could produce 250,000 to 300,000 ounces of gold per year. In 2022, Agnico Eagle expects to complete 80,000 metres of drilling in a $32.2 million exploration program that will include $17.9 million to develop new exploration drifts and 29,000 metres of underground drilling at the Doris deposit. Agnico Eagle believes there is excellent potential to increase mineral reserves and mineral resources at all of the deposit areas and regionally.

For more information, please refer to agnicoeagle.com and see the news release dated February 23, 2022.

Mother Lode (1% – 2% NSR)

On January 18, 2022, AngloGold Ashanti Ltd. (“AngloGold”) announced the successful completion of the acquisition of Corvus Gold Inc. The transaction consolidated a large land package in the Beatty District of Nevada, which includes the Mother Lode and Silicon projects, which AngloGold expects to produce more than 300,000 ounces of gold annually over more than a decade.

For more information, please refer to anglogoldashanti.com and see the news release dated January 18, 2022 and the investor presentation dated February 22, 2022.

El Mochito (25% Silver Stream)

The silver stream Maverix holds on the El Mochito mine in Honduras has been reduced from 27.5% to 25% for the remaining life of mine given the tremendous performance at El Mochito, having produced over 3 million ounces of payable silver between April 1, 2019 and April 1, 2022.

1 Please refer to the Non-IFRS Measures section at the end of this press release.

2 Average based on the eight years in which mining and stacking of ore both occur. Excludes pre-production and residual leach years of operation.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 120 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at www.maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Non-IRFS Measures

Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams equal total GEOs sold. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this non-IFRS measure differently. The 2022 forecast herein assumes a gold price of $1,750 per ounce and a silver price of $21.00 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance, developments in respect of Maverix’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2021 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.